November 20, 2009

JPMorgan Trust I
245 Park Avenue
New York, NY 10167

Dear Sirs:

          J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ Board of Trustees deferred compensation plan. With respect to the Fund and the classes affected, this agreement supersedes any prior agreements between JPMorgan Funds Management, Inc. and the Trust.

          The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

JPMorgan Funds Management, Inc.
JPMorgan Distribution Services, Inc.

By:

Accepted by:
JPMorgan Trust I

By:

SCHEDULE A

Fund Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period End

JPMorgan International Currency Income Fund	Class A	October 31	0.80%	February 28, 2011

	Class C	October 31	1.55%	February 28, 2011

	Select	October 31	0.60%	February 28, 2011

	Class R5	October 31	0.55%	February 28, 2011